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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70365

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVOLUT SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

53 Beach Street, Floor 3
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

One Bush Street, Suite 1800	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Callahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REVOLUT SECURITIES INC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ST6172952
Qualified in Richmond County
My Commission Expires 08/20/2023

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Revolut Securities Inc

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2022

Contents

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

Revolut Securities Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Revolut Securities Inc. (the "Broker-Dealer") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 1 to the financial statements, the Company is in a start-up phase and is dependent upon future revenue growth as well as debt or equity financing from its parent, Revolut Ltd, to continue to fund the Company's operations.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP
San Francisco, California

March 30, 2023

Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 1,599,479
Deposits with clearing organization	250,000
Prepaid and other assets	27,552
Total assets	$ 1,877,031
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 239,242
Due to related parties	189,789
Total liabilities	429,031
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$ 10
Additional Paid in Capital	4,566,472
Accumulated deficit	(3,118,482)
Total stockholder's equity	1,448,000
Total Liabilities and Stockholder's Equity	$ 1,877,031

See accompanying notes to financial statement

Notes to Financial Statement
As of and for the Year Ended December 31, 2022

1. Organization and Nature of Business

Revolut Securities Inc. (the "Company"), was incorporated in Delaware on May 14, 2019. On June 16, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The Company remains dependent on additional capital resources for the development of its business activities. The Company's business activities are subject to significant risk and uncertainties including regulatory requirements, competition and onboarding customers.

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is in a start-up phase and accordingly has incurred losses since its inception as a broker-dealer in 2021, has incurred negative cash flows and also has an accumulated deficit. The Company is dependent upon realizing forecasted future revenue growth as well as obtaining additional financing to fund its operations. While there is uncertainty as to whether or not the forecasted growth can be realized, Revolut Ltd., the Company's parent, has provided a letter of support that if required it will provide, or will procure that another Revolut group member provides, financial support to the Company for its continued operations for a period of not less than one year from the date of signing the Company's financial statements. Based on this commitment from Revolut Ltd., management of the Company believes that the Company has the adequate resources to meet its cash flow needs for a period of 12 months from the issuance of these financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Revenue Recognition

Fee revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned. The Company applies Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)."

Financial Instruments - Credit Losses

The Company's allowance for credit losses on financial assets reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, duration outstanding, credit quality of the counterparty, current condition and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings.

Stock Based Compensation

Stock based compensation is measured based on the fair value of the award and recognized over the required service or vesting period. Forfeited awards are accounted for by adjusting the actual expense recognized in the reporting period to the actual number of awards that have vested.

In 2022, RSUs were valued using an adjusted fully-diluted method/post-money valuation based on recent preferred financing to estimate the equity value of the Company and Option Pricing model (“OPM”), specifically a Monte Carlo Simulation (“MCS”) for equity allocation, including a discount for lack of marketability. Significant assumptions related to the fair value of the RSUs included a time to liquidity event of 2.0 years, volatility of 50%, risk free rate of 3.1% and zero dividend yield. The fair value of the RSU's represent a level 3 measurement.

Fair Value Measurements

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs, other than the quoted prices in active markets, those are observable either directly or through corroboration with observable market data

Level 3 — Unobservable inputs, for which there is little or no market data for the assets or liabilities, such as internally developed valuation models

In instances where the determination of fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Income Taxes

The Company was organized as a corporation for federal tax purposes. The Company's taxable income and loss are reported on the consolidated tax return of the Parent and its subsidiaries. The Company uses a method that allocates current and deferred taxes as if it were a separate tax payer. Income taxes are provided under the provisions of ASC 740, “Accounting for Income Taxes”. Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, “Accounting for Uncertainty in Income Taxes” which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. As of December 31, 2022, there are no uncertain tax positions.

Notes to Financial Statement
As of and for the Year Ended December 31, 2022

3. Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes monthly subscriber fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Costs to Obtain Contracts With Customers
The Company had no assets from costs to obtain contracts from customers as of January 1, 2022 and December 31, 2022.

4. Related Party Transactions

In June 2021, the Company entered into an expense sharing agreement with Revolut Technologies Inc (the "Affiliate"), its affiliate, to allocate occupancy, general overhead and compensation expenses. For the year ended December 31, 2022, the Affiliate allocated expenses of approximately $1,640,000 to the Company. The Parent also made payments on behalf of the Company for certain operating expenses. As of December 31, 2022, the Company owed $189,789 to related parties as disclosed on the Statement of Financial Condition, representing $98,039 and $91,750 to Affiliate and Parent, respectively. The accrued expense balance also includes approximately $142,400 payable to Affiliate.

The Company has also entered into a profit sharing agreement with the Affiliate whereby the Affiliate shares monthly subscriber fees generated by use of mobile application by customers with the Company, according to the terms of the agreement. The Company receives a fixed fee per active user and is paid by the Affiliate monthly.

The Company participates in an equity based compensation program administered by its Parent, Revolut Limited, whereby actual shares or incentive stock options of the Parent are granted to certain employees of the Company. Payment is based on a calculation which considers, among other things, the market value per share price of the Parent's stock. The equity awards vest over a period of two to four years as service conditions are satisfied. The equity only vests on vesting date for current employees who have not provided termination notice. For the year ended December 31, 2022, the Parent contributed its shares valued at $178,062 for employee grants which was recorded as a capital contribution to the Company.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 or 8 to 1 for 12 months after commencing business as a broker dealer. At December 31, 2022, net capital of $1,420,448, exceeded the required net capital minimum of $28,602 by $1,391,846. At December 31, 2022, the Company had a net capital ratio of 0.3020 to 1.

6. Clearing Broker and Clearing Expenses

The Company signed a clearing agreement with its clearing broker, DriveWealth, on a fully disclosed basis. Per the clearing agreement, the Company is responsible for minimum monthly payments for clearing expenses, which have escalated to current level of $20,000.

7. Income Taxes

The Company is taxed as a C Corporation. Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities, as if the Company were a separate taxpayer. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The realization of deferred income tax assets is assessed, and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax assets will not be realized. More likely than not is defined as greater than a 50% probability. All positive and negative evidence is considered to determine whether a valuation allowance is needed. The Company has incurred losses since inception and maintains a full valuation allowance on its deferred tax assets. Therefore, no current or deferred tax expense have been recognized for the year ended December 31, 2022, and there are no tax-related balances due to or from affiliates at December 31, 2022.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the more likely than not criterion, no tax benefit is recorded.

8. Concentration of Credit Risk

The Company maintains its cash balance in a bank account at one financial institution, and at times the balance may exceed the federally insured limit. At December 31, 2022, the Company has approximately $1,349,479 in excess of the insured limits. The Company has not experienced any losses in such accounts.

9. Subsequent Events

The Company has evaluated subsequent events through March 30, 2023, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.